[Reference Translation]

May 11, 2016

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Securities exchanges throughout Japan)

Name and Title of Contact Person:

            Yasushi Kyoda,

            General Manager, Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on May 11, 2016, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with record date dated March 31, 2016. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

(1)	Common shares

	Year-end dividend for FY 2016	Most recent dividend forecast	Year-end dividend paid for FY 2015
Record date	March 31, 2016	March 31, 2016	March 31, 2015
Dividend per share	110.00 yen	—	125.00 yen
Total amount of dividends	334,144 million yen	—	393,351 million yen
Effective date	June 2, 2016	—	June 17, 2015
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2016 (ended March 31, 2016)	Dividends for FY 2015 (ended March 31, 2015)
End of interim period	100.00 yen	75.00 yen
End of fiscal period	110.00 yen	125.00 yen
Total	210.00 yen	200.00 yen

(2)	First Series Model AA Class Shares

	Year-end dividend for FY 2016	Most recent dividend forecast	Year-end dividend paid for FY 2015
Record date	March 31, 2016	March 31, 2016	—
Dividend per share	26.00 yen	—	—
Total amount of dividends	1,224 million yen	—	—
Effective date	June 2, 2016	—	—
Source of dividends	Retained earnings	—	—

[Reference] Details of dividends per First Series Model AA Class Share through the fiscal year

Record date	Dividends for FY 2016 (ended March 31, 2016)	Dividends for FY 2015 (ended March 31, 2015)
End of interim period	26.00 yen	—
End of fiscal period	26.00 yen	—
Total	52.00 yen	—

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies and strives to continue to pay stable dividends with a consolidated dividend payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, with respect to the dividends for FY2016, TMC has determined, by a resolution of the Board of Directors, to pay a year-end dividend of 110 yen per common share and as a result, the annual dividend will be 210 yen per common share when combined with the interim dividend of 100 yen per common share.

In addition, TMC has determined, by a resolution of the Board of Directors, to pay a year-end dividend of 26 yen per First Series Model AA Class Share in accordance with a prescribed calculation method and as a result, the annual dividend will be 52 yen per share when combined with the interim dividend of 26 yen per share.